                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2006


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
            ---------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference herein is a press release, dated April 27, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        TEFRON LTD.

                                        (Registrant)



                                        By: /s/ Asaf Alperovitz
                                           ---------------------------------
                                        Name: Asaf Alperovitz
                                        Title: Chief Financial Officer


                                        By: /s/ Hanoch Zlotnik
                                           ---------------------------------
                                        Name: Hanoch Zlotnik
                                        Title: Finance Manager


Date: April 27, 2006






                                        3